UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)
☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2016
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number    001-36454

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kimball Electronics, Inc.
1205 Kimball Boulevard
Jasper, Indiana 47546

Kimball Electronics, Inc.
Retirement Plan
Employer ID No: 35-2047713
Plan Number: 001
Financial Statements as of June 30, 2016 and 2015
and for the Year Ended June 30, 2016,
Supplemental Schedule as of June 30, 2016, and
Report of Independent Registered Public Accounting Firm

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2016	3

Notes to Financial Statements as of June 30, 2016 and 2015 and for the Year Ended June 30, 2016	4

SUPPLEMENTAL SCHEDULE -	12

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2016	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules
             and Regulations for Reporting and Disclosure under the Employee Retirement Income
             Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Kimball Electronics, Inc. Retirement Plan
Jasper, Indiana

We have audited the accompanying statements of net assets available for benefits of the Kimball Electronics, Inc. Retirement Plan (the “Plan”) as of June 30, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended June 30, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2016 and 2015, and the changes in net assets available for benefits for the year ended June 30, 2016 in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of June 30, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Indianapolis, Indiana
December 15, 2016

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2016 AND 2015
	2016	2015
ASSETS:
Investments - at fair value:
Cash and cash equivalents	$51,751	$5,402
Mutual funds	65,581,040	64,458,538
Common collective trust fund	3,845,280	3,674,897
Corporate stock	1,813,743	2,571,234
Total investments - at fair value	71,291,814	70,710,071

Receivables:
Notes receivable from participants	1,171,536	1,272,216
Receivable from Kimball Electronics, Inc.	1,256,829	1,334,288
Total receivables	2,428,365	2,606,504

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	73,720,179	73,316,575

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COMMON COLLECTIVE TRUST FUND RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(63,901)	(109,449)

NET ASSETS AVAILABLE FOR BENEFITS	$73,656,278	$73,207,126

See Notes to Financial Statements.

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JUNE 30, 2016

ADDITIONS:
Contributions:
Employer	1,242,760
Participant	3,326,973
Other	917
Total contributions	4,570,650

Investment income:
Interest and dividend income	2,936,470
Net depreciation in fair value of investments	(2,991,462)
Total investment income	(54,992)

Interest income on notes receivable from participants	63,690

Total additions	4,579,348

DEDUCTIONS:
Benefits paid to participants or their beneficiaries	4,104,434
Administrative Expenses	25,762

Total deductions	4,130,196

Net Increase in net assets available for benefits before plan transfers	449,152

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	73,207,126
End of year	$73,656,278

See Notes to Financial Statements.

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2016 AND 2015, AND FOR THE YEAR ENDED JUNE 30, 2016

1.	DESCRIPTION OF THE PLAN

The following description of the Kimball Electronics, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was established effective October 31, 2014 in connection with the spin-off of Kimball Electronics, Inc. from Kimball International, Inc. (“former Parent”). Kimball Electronics participants’ balances in the former Parent plan were transferred from the former Parent plan to the Kimball Electronics, Inc. Retirement Plan on or around the effective date of the Plan.
General - The Plan is a defined contribution retirement plan covering eligible U.S. employees of Kimball Electronics, Inc. and its participating affiliates (the “Company”). Employees are generally eligible to participate immediately upon employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The governing body for administration of the Plan is the Kimball Electronics, Inc. Retirement Plan Advisory Committee. The trustee for the Plan is The Vanguard Fiduciary Trust Company (the “Trustee”).
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with his or her contributions, investment income, and an allocation of Company discretionary contributions, and charged with withdrawals, administrative expenses and investment losses. Allocations of the Company’s discretionary contributions are based on the ratio of compensation paid to the participant to total compensation paid to all participants.
Contributions - Participants may elect to contribute up to 50% of their compensation subject to certain limitations. Those participants, who meet the eligibility requirements, may contribute additional amounts (age 50 catch-up) subject to Internal Revenue Code (“IRC”) limitations. Employees are automatically enrolled in the Plan with a 3% payroll deduction and a one percentage point increase in their payroll deduction annually, unless the employee submits notice to Vanguard to decline participation, change the contribution percentage, or change the annual increase. The first annual increase takes effect in July following the year of hire.
The Plan provides for the Company to contribute, at its discretion, an amount not to exceed the maximum amount allowable as a deduction to the Company for federal income tax as provided in IRC Section 404(a). Discretionary contributions are authorized by the Company’s Compensation and Governance Committee of the Board of Directors. A Company contribution of 3% of eligible wages was authorized for fiscal year 2016. The Company contribution was received by the Plan in September 2016.
Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain IRC limitations.
Investments - Participants may direct the investment of their contributions, and the Company’s discretionary contributions, into various investment options offered by the Plan. Currently, the Plan offers 22 mutual funds, one common collective trust fund, one money market fund, and a Company stock fund (“Kimball Electronics Stock Fund”) as investment options for participants.
Kimball Electronics Stock Fund - The Kimball Electronics Stock Fund is a unitized stock fund. The purpose of a unitized stock fund is to permit participants to initiate interfund transfers on any given day without the market risk of settlement delays. The assets of the fund consist primarily of Company common stock and cash necessary to meet daily liquidity requirements.
Each participant is entitled to exercise voting rights attributable to the shares of the Company’s stock allocated to his or her account. The Trustee notifies the participant prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the nondirected votes in proportion to the voting of shares for which participant direction was received.
Kimball Stock Fund - The Kimball Stock Fund was a unitized stock fund which consisted primarily of former Parent common stock and cash necessary to meet daily liquidity requirements. The Kimball Stock Fund consisted of participant balances that were transferred into the Plan on or around the effective date where the participant had not directed the Plan to exchange their Kimball Stock Fund balances to other investment options. Participants had until June 30, 2015 to direct the Plan to exchange their balances in the Kimball Stock Fund for other eligible investment options with any balances remaining after June 30, 2015 to be exchanged for the appropriate default Target Retirement Fund. All remaining balances in the Kimball Stock Fund at June 30, 2015 were exchanged during July 2015. No balance in the fund remained as of June 30, 2016 and no investments of new contributions were made into the Kimball Stock Fund since the effective date of the Plan.
Vesting - Participants are immediately vested in their contributions plus actual earnings or losses thereon. Employer contributions become fully vested upon a participant’s attainment of age 65 or upon meeting early retirement age provisions as defined in the Plan, death while an employee, a complete discontinuance of contributions under the Plan, or upon partial or full termination of the Plan. Otherwise, the participant’s vested interest in employer contributions and allocated amounts of investment income or loss, if any, is based upon years of service in the following table, which includes years of service with former Parent company.

Full Years of Credited Service	Percentage Vested Interest

Fewer than 1	0%
1 but fewer than 2	10
2 but fewer than 3	20
3 but fewer than 4	40
4 but fewer than 5	60
5 or more	100
Forfeited Accounts - Any amount forfeited by participants is generally used to reduce employer discretionary contributions. The balance of forfeited nonvested accounts totaled $52,750 and $5,373 as of June 30, 2016 and 2015, respectively. The forfeited accounts total has been applied to the 2016 employer discretionary contribution, and therefore the receivable from Kimball Electronics, Inc. recorded as of June 30, 2016, has been reduced by such amount of forfeited accounts.
Payment of Benefits - Upon termination of employment, a participant may elect to receive distribution(s) equal to the value of the participant’s vested interest in his or her account. Upon the death of a participant, his or her beneficiary receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals from a participant’s account are limited to financial requirements meeting the hardship provisions of the Plan, attainment of age 59 1/2, or through borrowings under the loan provisions of the Plan. Additionally, a participant who has 5 years of service and has attained age 55 may request an in-service distribution of his or her Company contribution balance.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.
Notes Receivable from Participants - Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance (subject to the provisions of the Plan). Each participant must be an active employee and may have only one loan outstanding from the Plan at any time. Loans are to be repaid over a term not to exceed five years, or ten years for the purchase of a primary residence.
The loans are secured by the balance in the participant’s account and bear a fixed interest rate, which is generally prime plus 2% as determined on the first business day of the quarter during which the loan is made. Interest rates range from 5.25% to 5.5% as of June 30, 2016. Principal and interest are paid ratably through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial reports and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various securities including mutual funds, a common collective trust fund, and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. See Note 4 for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The Vanguard Retirement Savings Trust (the “Trust”), a common collective trust fund, is a stable value fund that invests in investment contracts issued by banks and insurance companies and in corporate bonds, mortgage-backed securities, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The statement of net assets available for benefits presents the Trust at fair value, as well as an additional line item showing an adjustment from fair value to contract value. Fair value of the contract is based on the net asset value of the trust fund provided by the administrator reflecting all investments at fair value.
The Trust imposes restrictions on the Plan, and the Trust itself may be subject to certain circumstances that impact its ability to transact at contract value. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or Plan, tax disqualification of the Trust or Plan, and certain Trust amendments if issuers’ consent is not obtained. In general, issuers may terminate a contract and settle at other than contract value under very limited circumstances, such as if there is a change in the qualification status of the participant, employer, or Plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. As of June 30, 2016, Plan management believes the occurrence of an event outside the normal operation of the Trust that would cause the Trust to transact at less than contract value is not considered to be probable. In addition, the Trust also discloses in its financial statements that the occurrence of events that would cause the Trust to transact at less than contract value is not probable. There are no reserves against contract value for credit risk of contract issuers or for any other reason.
Notes Receivable - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.
Plan Expenses - Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses - The majority of the expenses to administer the Plan are paid by the Company. In fiscal years when a Company contribution is awarded, the Company may elect to be reimbursed by netting expenses paid against the discretionary Company contribution. The Company did not elect to net expenses against the 3% authorized contribution for fiscal year 2016. Certain loan, hardship withdrawal determination, and fund administration fees are paid from the individual participant accounts.
Payment of Benefits - Benefit payments are recorded when paid. There were no participants who elected to withdraw from the Plan but had not yet been paid at June 30, 2016.
New Accounting Standards - In July 2015, the Financial Accounting Standards Board (“FASB”) issued guidance on Plan Accounting for Defined Contribution Pension Plans related to Fully Benefit-Responsive Investment Contracts and Plan Investment Disclosures to reduce complexity in employee benefit plan accounting and disclosures. The new guidance eliminates the requirement for fully benefit-responsive investment contracts to be measured at fair value for purposes of presentation and disclosure. Under the new guidance, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. The new guidance also reduces disclosure requirements including eliminating the requirement to disclose the investments that represent 5% or more of the Plan’s net assets available. The new guidance is effective for the Plan’s 2017 fiscal year. The adoption of this new standard is not expected to have a material impact on the Plan’s net assets available for benefits.

In May 2015, the FASB issued guidance on Fair Value Measurement related to Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The new guidance is effective for the 2017 Plan year. The new guidance will not have an effect on the net assets available for benefits as it only affects the financial statement disclosures.

3.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

4.	FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (FASB) provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Financial Instruments Recognized at Fair Value
The following methods and assumptions were used to measure fair value:

Financial Instrument	Valuation Technique/Inputs Used

Cash and cash equivalents	Market - valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan.

Mutual funds
Market - valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust fund
Market - valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

Company stock fund(s)
Market - the unitized employer stock fund(s) is comprised of common stock of Kimball Electronics, Inc. or Kimball International, Inc. and short-term cash investments. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

There are no unfunded commitments or restrictions which limit investors from redeeming any funds; however, certain funds do charge a fee upon redemption if the fund is held for less than a specified period of time. Redemption fees are not expected to materially affect the fair value of these funds, and therefore these funds are valued at the quoted net asset value per share.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of June 30, 2016 and 2015.

	As of June 30, 2016
	Level 1	Level 2	Total
Investments:
Cash and cash equivalents	$51,751	$—	$51,751
Mutual funds:
Domestic equity	22,812,355		22,812,355
International equity	4,603,235		4,603,235
Bond	8,033,877		8,033,877
Real estate investment trust	894,920		894,920
Balanced funds	29,236,653		29,236,653
Common collective trust fund		3,845,280	3,845,280
Kimball Electronics Stock Fund		1,813,743	1,813,743
Total investments - at fair value	$65,632,791	$5,659,023	$71,291,814

The Plan’s policy is to recognize significant transfers between levels as of the beginning of the reporting period. For the year ended June 30, 2016, there were no transfers between levels, nor did the Plan have any level 3 assets during this year.

	As of June 30, 2015
	Level 1	Level 2	Total
Investments:
Cash and cash equivalents	$5,402	$—	$5,402
Mutual funds:
Domestic equity	23,035,847		23,035,847
International equity	4,882,796		4,882,796
Bond	7,517,355		7,517,355
Real estate investment trust	562,173		562,173
Balanced funds	28,460,367		28,460,367
Common collective trust fund		3,674,897	3,674,897
Kimball Electronics Stock Fund		2,143,031	2,143,031
Kimball Stock Fund		428,203	428,203
Total investments - at fair value	$64,463,940	$6,246,131	$70,710,071

5.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of June 30, 2016 and 2015, are as follows:

	2016	2015

* Vanguard Institutional Index Fund	$9,835,338	$9,088,215
* Vanguard Total Bond Market Index Fund	7,756,031	7,351,729
* Vanguard Target Retirement 2030	7,140,710	7,305,987
* Vanguard Target Retirement 2020	6,775,901	7,281,309
* Vanguard Target Retirement 2025	5,421,607	5,282,344
* Vanguard International Growth Fund	4,603,235	4,882,796
* Vanguard Windsor II Fund	4,186,194	4,453,790
* Vanguard Retirement Savings Trust	3,845,280	3,674,897
* Mainstay Large Cap Growth Fund	**	3,915,522

* Represents a party-in-interest to the Plan.
** Investment value is less than 5% of the Plan’s net assets available.

For the Year Ended June 30, 2016, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds:
Domestic Equity	$(1,625,440)
Balanced Funds	(991,206)
Bond	266,131
Real Estate Investment Trust	129,574
International Equity	(466,239)
Kimball Electronics Stock Fund	(304,997)
Kimball Stock Fund	715
Net Depreciation	$(2,991,462)

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual and common collective trust funds which are managed by The Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At June 30, 2016 and 2015, the Plan held 145,216 and 146,482 shares of common stock, respectively, of Kimball Electronics, Inc., the sponsoring employer, with a cost basis of $994,979 and $938,341, respectively. No dividend income was recorded for the Year Ended June 30, 2016.

7.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by The Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company received an opinion letter from the Internal Revenue Service, dated May 28, 2014, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code. The Plan itself has not received a determination letter from the Internal Revenue Service (IRS). However, Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2016 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of June 30, 2016 and 2015:

	2016	2015

Net assets available for benefits per the financial statements	$73,656,278	$73,207,126
Adjustment from contract value to fair value for interest in common collective trust fund relating to fully benefit-
responsive investment contracts	63,901	109,449
Total net assets per the Form 5500	$73,720,179	$73,316,575

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the Year Ended June 30, 2016:

Increase in net assets available for benefits before plan transfers per the financial statements	$449,152
Change in adjustment from contract value to fair value for interest in common collective
trust fund relating to fully benefit-responsive investment contracts	(45,548)
Net income per the Form 5500	$403,604

SUPPLEMENTAL SCHEDULE

	KIMBALL ELECTRONICS, INC. RETIREMENT PLAN	EIN: 35-2047713
	FORM 5500, SCHEDULE H, PART IV, LINE 4i -	PN: 001
	SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	AS OF JUNE 30, 2016
	Identity of Issue, Borrower, or Similar Party	Current Value***

*	CASH AND CASH EQUIVALENTS - Vanguard Prime Money Market	$51,751
	MUTUAL FUNDS:
	Mainstay Large Cap Growth Fund	3,677,186
*	Vanguard Inflation Protect	296,498
	Metwest Total Return Bond	277,845
*	Vanguard Explorer Fund	2,729,848
*	Vanguard Institutional Index Fund	9,835,338
*	Vanguard International Growth Fund	4,603,235
*	Vanguard Target Retirement 2010	139,376
*	Vanguard Target Retirement 2015	2,959,950
*	Vanguard Target Retirement 2020	6,775,901
*	Vanguard Target Retirement 2025	5,421,607
*	Vanguard Target Retirement 2030	7,140,710
*	Vanguard Target Retirement 2035	2,845,122
*	Vanguard Target Retirement 2040	1,484,555
*	Vanguard Target Retirement 2045	1,323,647
*	Vanguard Target Retirement 2050	364,040
*	Vanguard Target Retirement 2055	282,443
*	Vanguard Target Retirement 2060	151,108
*	Vanguard Target Retirement Income	348,195
*	Vanguard REIT Index Fund	894,920
*	Vanguard Total Bond Market Index Fund	7,756,031
*	Vanguard Windsor II Fund	4,186,194
	Vulcan Value Partners Small Cap Fund	2,087,291
	Total mutual funds	65,581,040
*	COMMON COLLECTIVE TRUST FUND - Vanguard Retirement
	Savings Trust**	3,845,280
	CORPORATE STOCK:
*	Kimball Electronics Stock Fund	1,813,743

*	NOTES RECEIVABLE FROM PARTICIPANTS - Participant loans
	(maturing various dates in fiscal years through 2024 at interest rates of 5.25% to 5.5%)	1,171,536
		72,463,350
	ADJUSTMENT FROM FAIR VALUE TO CONTRACT
	VALUE FOR INTEREST IN COMMON COLLECTIVE
	TRUST FUND RELATING TO FULLY
	BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(63,901)
	TOTAL	$72,399,449

*	Party-in-interest.
**	Represents fair value. Fund has a contract value of $3,781,379.
***	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN

By:	/s/ John H. Kahle
JOHN H. KAHLE Chairman, Retirement Plan Advisory Committee
Date: December 15, 2016

Kimball Electronics, Inc.
Exhibit Index

Exhibit No.	Description
23.1	Consent of Deloitte & Touche, LLP, Independent Registered Public Accounting Firm, Dated December 15, 2016